Date: December 19, 2013	Computershare 510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ASANKO GOLD INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject

Issuer:
Meeting Type	Special Meeting
Record Date for Notice of Meeting	December 30, 2013 (AMENDED)
Record Date for Voting (if applicable)	December 30, 2013 (AMENDED)
Beneficial Ownership Determination Date	December 30, 2013 (AMENDED)
Meeting Date	January 30, 2014 (AMENDED)
Meeting Location (if available):	Suite 1500-Royal Center, 1055 West Georgia Street Vancouver, B.C.
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements: NAA for Beneficial Holders NAA for Registered Holders	No No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	04341Y105	CA04341Y1051

Sincerely,

Computershare
Agent for ASANKO GOLD INC.